Exhibit (b)(1)

Citigroup Global Markets Inc.

333 Clay Street, Suite 3700

Houston, TX 77382

November 2, 2005

Koch Industries, Inc.

4111 East 37th Street

North Wichita, KS 67220

Attention: David May

        Treasurer

$1.5 Billion 3-Year Senior Unsecured Revolving Credit Facility

COMMITMENT LETTER

Ladies and Gentlemen:

Citigroup Global Markets Inc. (“CGMI”), on behalf of Citigroup (as defined below), is pleased to inform Koch Industries, Inc. (the “Company” or “you”) of Citigroup’s commitment to provide the Company a $1,500,000,000 3-year senior unsecured revolving credit facility (the “Facility”) and to act as Administrative Agent for the Facility, subject to the terms and conditions of this letter and the attached Annex I (collectively, and together with the Fee Letter referred to below, this “Commitment Letter”). The proceeds of the Facility will be used to (i) make an equity contribution or other investment in one or more of its subsidiaries that shall make an equity contribution to Koch Renewable Resources LLC (“Parent”), in connection with the acquisition (the “Acquisition”) by Koch Forest Products Holdings LLC (“Holdings”), Parent’s subsidiary, of Georgia-Pacific Corporation (“Target”) pursuant to a Merger Agreement (the “Merger Agreement”) to be entered into by the Company, Holdings’ wholly owned subsidiary, Koch Forest Products, Inc. (“Acquisition Subsidiary”) and Target and (ii) for general corporate purposes. In addition, CGMI is pleased to inform the Company of its commitment to act as Lead Arranger for the Facility to arrange a syndicate of, including Citigroup, five (5) lenders (the “Lenders”), subject to the terms and conditions of this Commitment Letter. For purposes of this Commitment Letter, “Citigroup” means CGMI, Citibank, N.A., Citicorp USA, Inc., Citicorp North America, Inc. and/or any of their affiliates as may be appropriate to consummate the transactions contemplated herein.

Section 1. Conditions Precedent. Citigroup’s commitment hereunder is subject to: (i) the preparation, execution and delivery of mutually acceptable loan documentation incorporating substantially the terms and conditions outlined in this Commitment Letter (the “Operative Documents”); (ii) the absence, since the date hereof, of any fact(s), change(s), event(s), development(s) or circumstance(s) that have occurred, arisen or come into existence or become known to the Company or Citigroup, which has had or would reasonably be expected to have, individually or in the aggregate a material adverse effect on the ability of the Company to pay the principal of, and interest on, the loans and other amounts payable under the Operative Documents; (iii) the accuracy, in all material respects, of (A) all representations that the Company and its affiliates make (or are deemed to make) to Citigroup and (B) all information that the Company and its affiliates furnish to Citigroup (other then information provided by Target that Company or its affiliates do not know is inaccurate); (iv) the Company’s compliance with the terms of this Commitment Letter in all material respects, including, without limitation, the payment in full of all fees, expenses and other amounts payable under this Commitment Letter and (v) Holdings shall have entered into operative documents to provide financing for the Acquisition (other than the Facility) pursuant to which Citigroup shall act as administrative agent and CGMI shall act as Lead Arranger.

Section 2. Commitment Termination. Citigroup’s commitment hereunder will terminate on the earliest of (a) December 31, 2005, in the event the Merger Agreement (as defined below) has not been executed and delivered by the Company, Acquisition Subsidiary and Target on or prior to such date, (b) March 31, 2006 or, if one or more extensions of the expiration date are requested by the Target pursuant to Section 1.1(b)(ii) or 1.1(b)(iii) of the Merger Agreement, such later expiration date that is no later than September 14, 2006, (c) the date the Operative Documents become effective and (d) the termination of the Merger Agreement.

Section 3. Syndication. CGMI will manage all aspects of the syndication of the Facility in consultation with the Company, including the timing of all offers to potential Lenders, the determination of the amounts offered to potential Lenders and the compensation to be provided to the Lenders. Citigroup and the Company shall jointly determine the Lenders whose commitments will be accepted.

The Company shall take all action as CGMI may reasonably request to assist CGMI in forming a syndicate acceptable to CGMI and the Company. The Company’s assistance in forming such a syndicate shall include but not be limited to (i) making the Chief Financial Officer, the Treasurer, the Controller and other representatives of the Company available to participate in information meetings with potential Lenders at such times and places as CGMI may reasonably request; (ii) using the Company’s commercially reasonable efforts to ensure that the syndication efforts benefit from the Company’s lending relationships; and (iii) providing CGMI with all information reasonably deemed necessary by it to successfully complete the syndication.

The Company agrees to use its commercially reasonable efforts to ensure that, as a result of the syndication, Citigroup’s commitment hereunder shall be reduced to $375,000,000 by December 31, 2005.

Citigroup will act as the sole Administrative Agent for the Facility and CGMI will act as Lead Arranger. No additional agents, co-agents or arrangers will be appointed, or other titles conferred, without the consent of Citigroup and the Company.

Section 4. Fees. In addition to the fees described in Annex I, the Company shall pay the non-refundable fees set forth in the letter agreement dated the date hereof (the “Fee Letter”) between the Company and Citigroup. The terms of the Fee Letter are an integral part of Citigroup’s commitment hereunder and constitute part of this Commitment Letter for all purposes hereof.

Section 5. Indemnification. You agree to indemnify and hold harmless Citigroup, each Lender and each of their respective affiliates and agents, and each of their respective officers, directors, employees, partners, advisors and representatives (each, an “Indemnified Person”) from and against any and all claims, damages, losses, liabilities and expenses (including, without limitation, reasonable fees and disbursements of counsel), joint or several, that may be incurred by or asserted or awarded against any Indemnified Person (including, without limitation, in connection with any investigation, litigation or proceeding or the preparation of any defense in

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connection therewith) in each case, arising out of or in connection with or relating to this Commitment Letter or the transactions contemplated hereby or thereby, or any use made or proposed to be made with the proceeds of the Facility, except to the extent such claim, damage, loss, liability or expense is found in a final, non-appealable judgment by a court of competent jurisdiction to have resulted from such Indemnified Person’s gross negligence or willful misconduct. In the case of an investigation, litigation or proceeding to which the indemnity in this paragraph applies, such indemnity shall be effective, whether or not such investigation, litigation or proceeding is brought by the Company, any affiliate of the Company, any of their respective directors, security holders or creditors, an Indemnified Person or any other person, or an Indemnified Person is otherwise a party thereto and whether or not the transactions contemplated hereby are consummated.

No Indemnified Person shall have any liability (whether direct or indirect, in contract, tort or otherwise) to the Company, any affiliate of the Company or any of their respective directors, security holders or creditors for or in connection with the transactions contemplated hereby, except to the extent such liability is determined in a final, non-appealable judgment by a court of competent jurisdiction to have resulted from such Indemnified Person’s gross negligence or willful misconduct. In no event, however, shall any Indemnified Person or you or any of your affiliates be liable on any theory of liability for any special, indirect, consequential or punitive damages (including, without limitation, any loss of profits, business or anticipated savings). No Indemnified Person shall be liable for any damages arising from the use by others of information or other materials obtained through electronic, telecommunications or other information transmission systems.

Section 6. Costs and Expenses. You shall pay or reimburse Citigroup and each of its affiliates on demand for all reasonable costs and expenses incurred by Citigroup or such affiliate (whether incurred before or after the date hereof) in connection with the Facility and the preparation, negotiation, execution and delivery of this Commitment Letter and the Operative Documents, including, without limitation, the reasonable fees and disbursements of counsel, regardless of whether any of the transactions contemplated hereby are consummated. You further agree to pay all reasonable costs and expenses of Citigroup (including, without limitation, reasonable fees and disbursements of counsel, including local counsel) incurred in connection with the enforcement of any of its rights and remedies hereunder.

Section 7. Confidentiality. By accepting delivery of this Commitment Letter, you agree that this Commitment Letter is for your confidential use only and that neither its existence nor the terms hereof will be disclosed by you to any person other than the affiliates, officers, directors, employees, accountants, attorneys and other advisors of the Company, and then only on a confidential and “need to know” basis in connection with the Facility. Notwithstanding the foregoing, following your acceptance of the provisions hereof and your return of an executed counterpart of this Commitment Letter to Citigroup as provided below, (i) you may disclose this Commitment Letter (other than the Fee Letter) to the Target and its officers, directors, employees, accountants, attorneys and other advisors on a confidential and “need to know” basis in connection with the Acquisition, (ii) you may file a copy of this Commitment Letter (other than the Fee Letter) in any public record in which it is required by law to be filed and (iii) you may make such other public disclosures of the terms and conditions hereof as you are required by law, in the opinion of your counsel, to make. Notwithstanding anything to the contrary in this Commitment Letter, your obligations under this paragraph shall terminate on the first anniversary of the date of this Commitment Letter.

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Section 8. Representations and Warranties of the Company. You represent and warrant that all information (other than financial projections) that has been or will hereafter be made available to Citigroup, any Lender or any potential Lender by or on behalf of you or any of your affiliates or representatives in connection with the Facility is and will be complete and correct in all material respects and does not and will not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements contained therein not misleading in light of the circumstances under which such statements were or are made. If, at any time from the date hereof until the execution and delivery of the Operative Documents, any of the representations and warranties in the preceding sentence would be incorrect if the information or financial projections were being furnished, and such representations and warranties were being made, at such time, then you will promptly supplement the information and the financial projections so that such representations and warranties will be correct under those circumstances. Notwithstanding the foregoing or any other provision herein to the contrary, Citigroup acknowledges and agrees that you are not making any representation or warranty with respect to any information that has been or will hereafter be made available to Citigroup, any Lender or any potential Lender by or on behalf of you in connection with the Acquisition or Target.

In issuing this Commitment Letter and in arranging the Facility, including the syndications of the Facility, Citigroup will be entitled to use, and to rely on the accuracy of, the information furnished to them by or on behalf of you or your affiliates or representatives (other than information with respect to the Target) without responsibility for independent verification thereof.

Section 9. No Third Party Reliance, Etc. The agreements of Citigroup hereunder and of any Lender that issues a commitment to provide financing under the Facility are made solely for your benefit and may not be relied upon or enforced by any other person. This Commitment Letter is not intended to create a fiduciary relationship among the parties hereto.

You acknowledge that (a) Citigroup has not provided structuring advice, including with respect to tax, to you or your affiliates in connection with the matters contemplated hereby and (b) Citigroup may provide debt financing, equity capital or other services (including financial advisory services) to parties whose interests regarding the transactions described herein or otherwise may conflict with your or your affiliates’ interests. Consistent with Citigroup’s policy to hold in confidence the affairs of its clients, neither Citigroup nor any of its affiliates will furnish confidential information obtained from you and your affiliates to any of Citigroup’s other clients. Furthermore, Citigroup will not use in connection with the transactions contemplated hereby, or furnish to you, confidential information obtained by Citigroup from any other person.

Section 10. Assignments. The Company may not assign or delegate any of its rights or obligations hereunder without the prior written consent of Citigroup, and any attempted assignment without such consent shall be void.

Section 11. Amendments. This Commitment Letter may not be amended or any provision hereof waived or modified, except by an instrument in writing signed by each party hereto.

Section 12. Governing Law, Etc. This Commitment Letter shall be governed by, and construed in accordance with, the law of the State of New York. This Commitment Letter sets forth the entire agreement between the parties with respect to the matters addressed herein and

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supersedes all prior communications, written or oral, with respect hereto. This Commitment Letter may be executed in any number of counterparts, each of which, when so executed, shall be deemed to be an original and all of which, taken together, shall constitute one and the same Commitment Letter. Delivery of an executed counterpart of a signature page to this Commitment Letter by telecopier shall be as effective as delivery of an original, executed counterpart of this Commitment Letter. Sections 3 (if Operative Documents are entered into), 4 through 8, 12 and 13 hereof shall survive the termination of this Commitment Letter. Company acknowledges that information and documents relating to the Facilities may be transmitted through IntraLinks™, the internet or similar electronic transmission systems.

Section 13. Waiver of Jury Trial. Each party hereto irrevocably waives all right to trial by jury in any action, proceeding or counterclaim (whether based on contract, tort or otherwise) arising out of or relating to this Commitment Letter or the transactions contemplated hereby or the actions of the parties hereto or any of their affiliates in the negotiation, performance or enforcement hereof.

With respect to all matters relating to this Commitment Letter and the Fee Letter, you hereby irrevocably (i) submit to the non-exclusive jurisdiction of any New York State or Federal court sitting in the State of New York, County of New York, and any appellate court from any thereof, (ii) agree that all claims related hereto may be heard and determined in such courts, (iii) waive, to the fullest extent you may effectively do so, the defense of an inconvenient forum, (iv) agree that a final judgment of such courts shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law, (v) waive any immunity (sovereign or otherwise) from jurisdiction of any court or from any legal process or setoff to which you or your properties or assets may be entitled and (vi) consent to the service of any and all process with respect to all matters relating to this Commitment Letter and the Fee Letter in any manner permitted by law.

Section 14. Patriot Act. Citigroup hereby notifies you that pursuant to the requirements of the USA Patriot Act, Title III of Pub. L. 107-56 (signed into law October 26, 2001) (the “Patriot Act”), each Lender is required to obtain, verify and record information that identifies the Company, which information includes the name, address, tax identification number and other information regarding the Company that will allow such Lender to identify the Company in accordance with the Patriot Act. This notice is given in accordance with the requirements of the Patriot Act and is effective as to each Lender.

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Please indicate the Company’s acceptance of the provisions hereof by signing the enclosed copy of this Commitment Letter and the Fee Letter and returning them to David Lawrence, Vice President, Citigroup Global Markets Inc., 333 Clay Street, Suite 3700, Houston, TX 77382 (fax: 713-654-2849) at or before 5:00 p.m. CST on December 31, 2005, the time at which Citigroup’s commitment hereunder (if not so accepted prior thereto) will terminate. If the Company elects to deliver this Commitment Letter by telecopier, please arrange for the executed original to follow by next-day courier.

Very truly yours,

CITIGROUP GLOBAL MARKETS INC.

By
Name:	Simon Walker
Title:	Director

ACCEPTED AND AGREED

on                          , 2005:

KOCH INDUSTRIES, INC.

By
Name:
Title:

[SIGNATURE PAGE TO KOCH INDUSTRIES COMMITMENT LETTER]

ANNEX I

KOCH INDUSTRIES, INC.

Summary of Terms and Conditions

$1.5 Billion 3-Year Revolving Credit Facility

SUMMARY OF TERMS AND CONDITIONS

KOCH INDUSTRIES, INC.

$1,500,000,000 3-YEAR REVOLVING CREDIT FACILITY

INDICATIVE TERMS FOR DISCUSSION ONLY. THE SUMMARY THAT FOLLOWS IS

SUBJECT TO CREDIT APPROVAL AND DOES NOT CONSTITUTE A COMMITMENT.

BORROWER:	Koch Industries, Inc. (the “Borrower”).

LEAD ARRANGER AND BOOKRUNNER:	Citigroup Global Markets Inc. (“CGMI”).

ADMINISTRATIVE AGENT:	An affiliate of CGMI (the “Agent”).

LENDERS:	An affiliate of CGMI and up to four other financial institutions acceptable to the Borrower and the Agent (collectively, the “Lenders”).

FACILITY:	A revolving credit facility in the amount of $1,500,000,000 (the “Facility”).

AVAILABILITY:	The Facility shall be available by way of multiple drawings at any time on or after the Effective Date and before Maturity. Amounts repaid under the Facility may be reborrowed.

PURPOSE:	The proceeds of the Facility shall be used to fund a portion of the Borrower’s acquisition of Georgia-Pacific Corporation (the “Acquisition”), other acquisitions and for general corporate purposes of Borrower and its subsidiaries.

TENDER OFFER AND EFFECTIVE DATE:	The execution of definitive loan documentation shall occur on the first date that, pursuant to the terms of the Merger Agreement, the Acquisition Subsidiary will make a cash tender offer (the “Tender Offer”) for all of the shares of the Target’s publicly traded common stock being tendered (the “Effective Date”).

INTEREST RATES:	As set forth in Addendum I.

MATURITY:	The commitments under the Facility shall terminate and all amounts outstanding thereunder shall be due and payable no later than 3 years from the Effective Date (“Maturity”).

OPTIONAL PREPAYMENTS AND COMMITMENT REDUCTIONS:	The Borrower may prepay the Facility in whole or in part at any time without penalty, subject to reimbursement of Lenders’ breakage and redeployment costs in the case of prepayment of

LIBOR borrowings. The Borrower may, upon three business days prior notice, terminate or permanently reduce the Facility in minimum amounts of $10,000,000.

CONDITIONS PRECEDENT TO INITIAL BORROWING:	The initial borrowing under the Facility will be subject to satisfaction of the following conditions precedent:

(i)     The negotiation, execution and delivery of definitive documentation (including, without limitation, satisfactory legal opinions and other customary closing documents) for the Facility reasonably satisfactory to the Administrative Agent and the Lenders.

(ii) No Material Adverse Effect having occurred since June 30, 2005.

(iii)  “Material Adverse Effect” means a material adverse effect on (a) the ability of Borrower to pay the principal of, and interest on, the loans and other amounts payable under the Operative Documents or (b) the enforceability of any material provision of the Operative Documents.

(iv) Payment of all fees and expenses owing from the Borrower to the Lenders, the Administrative Agent and the Lead Arranger.

(v) Consummation of funding of the Tender Offer.

CONDITIONS PRECEDENT TO EACH BORROWING:	Each borrowing under the Facility will be subject to satisfaction of the following conditions precedent:

(i)     All representations and warranties are true and correct in all material respects on and as of the date of such borrowing, before and after giving effect to such borrowing and to the application of the proceeds therefrom, as though made on and as of such date (it being understood that any representation and warranty that by its terms is made as at a specified date shall be required to be true and correct in all material respects only as at such specified date).

(ii) No Default or Event of Default has occurred and is continuing, or would result from such borrowing.

REPRESENTATIONS AND WARRANTIES:	Limited to (subject to additional materiality / material adverse effect qualifications to be agreed) the following:

1. Corporate status and authority of the Borrower; Operative Documents are a legal, valid and binding obligation of the Borrower.

2. Execution, delivery, validity and performance of Operative Documents; performance thereof does not violate organizational documents or applicable law or cause a conflict, breach or cause a default under any material agreement of Borrower, which, in each case, would have a Material Adverse Effect.

3. Governmental approvals and compliance; no government or regulatory approvals required, other than approvals the failure to receive would not have a Material Adverse Effect.

4. Accuracy in all material respects of financial statements.

5. Material compliance by Borrower with laws and regulations and material agreements, except where the failure to be in compliance, would not, in the aggregate have a Material Adverse Effect.

6. Inapplicability of the Investment Company Act and Public Utility Holding Company Act.

7. Anti-terrorism and related laws and regulations (provided that the Borrower shall not be required to disclose information with respect to its individual stockholders).

8. No litigation that would have a Material Adverse Effect, except as disclosed in agreed schedules to the Credit Agreement.

9. No failure by the Borrower to pay taxes that would have a Material Adverse Effect.

10. Koch family, and entities controlled by Koch family, maintains 51% interest in or ability to direct the vote of the voting stock of Borrower.

11. Use of proceeds.

AFFIRMATIVE COVENANTS:	Limited to (subject to additional materiality / material adverse effect qualifications to be agreed) the following:

1. Preservation of corporate existence by Borrower.

2. Material compliance with laws (including relevant securities laws), except non-compliance that would not have a Material Adverse Effect.

3. Ranking of loans, pari passu with all other unsecured indebtedness.

4. Visitation rights.

5. Notices of events that would have a Material Adverse Effect or cause a default or event of default.

6. Delivery of annual and quarterly financial statements.

NEGATIVE COVENANTS:	Limited to (subject to additional materiality / material adverse effect qualifications to be agreed) the following:

1. Negative Pledge no more restrictive than that contained in the KI LLC Facility.

2. Restriction on merger and consolidation of Borrower (unless surviving entity) and sale of all or substantially all of the assets of Borrower.

3. Borrower must maintain 100% direct or indirect ownership of Koch Industries LLC.

FINANCIAL COVENANTS:	A mutually agreed upon financial covenant to be determined.

EVENTS OF DEFAULT:	1. Failure to pay principal when due or, after a five business day grace period, interest or any other amount when due.

2. Representations or warranties materially incorrect when given.

3. Failure to comply with covenants (with, in the case of Affirmative Covenants, notice and cure periods).

4. Unsatisfied judgment or order against Borrower in excess of $300,000,000 individually or in the aggregate.

5. Bankruptcy or insolvency of Borrower.

6. Cross payment default and cross acceleration to KI LLC Facility.

7. Cross payment default and cross acceleration to other indebtedness of the Borrower in an aggregate outstanding amount in excess of $200,000,000.

8. Koch family, and entities controlled by Koch family, fails to maintain a 51% interest in or ability to direct the vote of the voting stock of Borrower, subject to a cure period to be agreed upon.

ASSIGNMENTS AND PARTICIPATIONS:	Notwithstanding, anything in this Section to the contrary, so long as no event of default has occurred and is continuing, there shall be no more then five (5) Lenders under the facility. Subject to the foregoing, each Lender will be permitted to make assignments in full to other financial institutions if approved by the Borrower (such approval by the Borrower is not required if an event of default under the Facility has occurred and is continuing) and by the Administrative Agent (which approval by the Administrative Agent and the Borrower shall not be unreasonably withheld; it being understood and agreed that the Borrower may reject any Lender that it believes will fail to abide by the confidentiality provisions contained herein). No Lender or participant will be permitted to be a competitor or an affiliate of a competitor of Borrower or any of its subsidiaries. Lenders will be permitted to sell participations with voting rights limited to significant matters such as changes in principal amount, interest rate and maturity date; provided, however, that such participants shall not have access to any financial information by Borrower provided to the Lenders, including, without limitation, the financial statements of Borrower. An assignment fee of $3,500 shall be payable by the Lender to the Administrative Agent upon the effectiveness of any such assignment (including, but not limited to, an assignment by a Lender to another Lender).

WAIVERS AND AMENDMENTS:	Amendments and waivers of the provisions of the loan agreement and other definitive credit documentation will require the approval of Lenders holding loans and commitments representing more than 50% of the aggregate amount of loans and commitments under the Facility, except that the consent of all the Lenders affected thereby shall be required with respect to (i) increases in or extensions of the commitment of such Lenders, (ii) reductions of principal payments, interest or fees, and (iii) extensions of scheduled maturities or times for payment.

INDEMNIFICATION:	The Borrower shall indemnify the Administrative Agent, CGMI and the Lenders and their respective affiliates from and against all losses, liabilities, claims, damages or expenses arising out of or relating to the Facility, the Borrower’s use of loan proceeds or the commitments, including, but not limited to, reasonable attorneys’ fees and settlement costs except such as result from the indemnitee’s gross negligence or willful misconduct. This indemnification shall survive and continue for the benefit of the indemnitees at all times after the Borrower’s acceptance of the Lenders’ commitments for the Facility, notwithstanding any failure of the Facility to close.

CONFIDENTIALITY	The Administrative Agent and each Lender will agree to keep any information delivered or made available by the Borrower pursuant to the Facility confidential from anyone other than persons employed or retained by the Administrative Agent or such Lender and its affiliates who are engaged in evaluating, approving, structuring or administering the credit facility contemplated hereby; provided that the Administrative Agent and the Lenders shall be entitled to disclose such information (a) to any other Lender or to the Administrative Agent, (b) upon the order of any court or administrative agency, (c) upon the request or demand of any regulatory agency or authority, (d) which had been publicly disclosed other than as a result of a disclosure by the Administrative Agent or any Lender prohibited by this Agreement and by a person or entity that had the right to make such disclosure, (e) in connection with any litigation related to this facility to which the Administrative Agent, any Lender or its subsidiaries or parent may be a party, (f) to the extent necessary in connection with the exercise of any remedy under the Facility, and (g) to such Lender’s or Administrative Agent’s legal counsel and independent auditors; provided that, in the case of clauses (b) and (e) above, prior to the disclosure of such information the Administrative Agent or applicable Lender, to the extent not prohibited by applicable law, regulation or court order, shall provide (i) Borrower with prior written notice thereof and (ii) an opportunity to object to such disclosure (including, without limitation, obtaining a restraining order prohibiting the disclosure of such information).

GOVERNING LAW:	New York

FEES AND EXPENSES:	As set forth in Addendum I.

OTHER:	The Borrower and the Lenders shall waive their rights to a trial by jury.

ADDENDUM I

FEES AND EXPENSES

INTEREST RATES:	At the Borrower’s option, the principal balance under the Facility will bear interest at a rate equal to the Applicable Margin, as determined in accordance with the attached Pricing Grid, plus one of the following indexes: (a) LIBOR or (b) the Alternate Base Rate (to be defined as the higher of (i) the Citibank prime rate and (ii) the Federal Funds rate plus 0.50% (per annum).

“LIBOR” means the rate for deposits in U.S. Dollars, with maturities comparable to the selected LIBOR Interest Period, that appears on the display designated as page “3750” of the Telerate Service (or such other page as may replace the 3750 page of that service or, if the Telerate Service shall cease displaying such rates, such other service as may be nominated by the British Bankers’ Association for the purpose of displaying London Interbank Offered Rates for U.S. Dollar deposits), determined as of 11:00 am. London time two (2) business days prior to the commencement of such Interest Period.

The Borrower may select interest periods of 7 days or 1, 2, 3 or 6 months for the principal amount of the Facility accruing interest at LIBOR, subject to availability. Interest shall be payable at the end of the selected interest period, but no less frequently than quarterly.

A default rate shall apply on all past due loans and interest in an event of default under the Facility at a rate per annum of 1% above the applicable interest rate.

CALCULATION OF INTEREST AND FEES:	Other than calculations in respect of interest at the Citibank prime rate (which shall be made on the basis of actual number of days elapsed in a 365/366 day year), all calculations of interest and fees shall be made on the basis of actual number of days elapsed in a 360 day year.

COST AND YIELD PROTECTION:	Customary for transactions and facilities of this type, including, without limitation, in respect of breakage or redeployment costs incurred in connection with prepayments, changes in capital adequacy and capital requirements or their interpretation, illegality, unavailability, reserves without proration or offset; provided, however, that it is understood and agreed that Borrower shall have no obligation to indemnify or gross-up lenders for any Excluded Taxes or for any other taxes absent a change in law after the Effective Date.

“Excluded Taxes” means, with respect to the Administrative Agent or any Lender or any other recipient of any payment to be made by or on account of any obligation of the Borrower hereunder, (a) income or franchise taxes imposed on (or measured by) its net income by the United States of America, or by the jurisdiction under the laws of which such recipient is organized or in which its principal office is located or, in the case of any Lender, in which its applicable lending office is located or it is doing business, (b) any branch profits taxes imposed by the United States of America or any similar tax imposed by any other jurisdiction in which the Borrower is located and (c) in the case of a foreign lender, any withholding tax that is imposed on amounts payable to such foreign lender.

EXPENSES:	The Borrower will pay all reasonable costs and expenses associated with the preparation, due diligence, administration, syndication and enforcement of all documentation executed in connection with the Facility, including without limitation, the reasonable legal fees of counsel to the Administrative Agent and CGMI. The Borrower will also pay the reasonable expenses of each Lender in connection with the enforcement of any loan documentation for the Facility.

SUBSTITUTION OF LENDER:	The Borrower may replace any Lender that imposes additional costs or taxes on the Borrower or is unable to fund loans under LIBOR consistent with the terms under the KI LLC Facility.

PRICING GRID

Facility Usage	Commitment Fee	Applicable Margin for LIBOR Loans	Applicable Margin for Alternate Base Rate Loans
< 33%	0.060%	0.250%	0.000%
≥ 33% < 67%	0.060%	0.300%	0.000%
≥ 67%	0.060%	0.350%	0.000%

The Applicable Margin for the Commitment Fee, LIBOR loans and Alternate Base Rate loans shall be the rate per annum set forth in the table above opposite the percentage of usage under the Facility to the Facility amount.

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